UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 372nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2020.

1.   DATE, TIME AND PLACE: April 15, 2020, at 3:00 p.m., held remotely, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.  CALL NOTICE AND ATTENDANCE: The call was waived, in view of the presence of all members of the Board of Directors, who subscribe these minutes, as provided for in Article 15, paragraph 2 of the Internal Regulations of the Board of Directors and the Company's Technical and Advisory Committees, therefore, a quorum under the terms of the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was present as Secretary of the Meeting.

3.  PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4.  AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. Assessment of the proposal to amend the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees (“Internal Regulations”): The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira presented to the Board of Directors the proposal to amend the Internal Regulations, previously analyzed by the Nominations, Compensation and Corporate Governance Committee, to change the denomination of the Service Quality and Commercial Attention Committee, which then becomes the “Quality and Sustainability Committee”, as well as making the relevant changes in the Committee's competence, in order to include the sustainability matter. The members of the Board of Directors approved the amendment to the Internal Regulations, as proposed.

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 372nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2020.

4.2. Assessment of the proposal for changes in the composition of the Board of Directors' Committees: The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira presented to the Board of Directors the proposal to change the composition of the Board of Directors' Committees, as previously analyzed by the Nominations, Compensation and Corporate Governance Committee, as described below:

4.2.1 Control and Audit Committee: it was proposed the election of the director Mr. Juan Carlos Ros Brugueras, Spanish, married, lawyer, holder of Passport nº AAE087058, registered with CPF/MF under nº 817.483.020-00, resident and domiciled in Madrid, Spain, with address at Calle Antonio Perez, nº 26, in the City of Madrid, Spain, 28002, to compose the Control and Audit Committee, replacing Mr. Narcís Serra Serra. Thus, the previously stated Committee is now composed by the following members: José María Del Rey Osorio, as Chairman of the Committee; Julio Esteban Linares Lopez; and Juan Carlos Ros Brugueras, as members of the Committee. It is recorded the abstention of Mr. Juan Carlos Ros Brugueras to this resolution.

4.2.2. Quality and Sustainability Committee: it was proposed the election of the director Mrs. Claudia Maria Costin, Brazilian, married, business administrator, holder of Identity Card nº 27.947.434-0 issued by DETRAN/RJ, registered with CPF/MF under the number 006.288.028-46, resident and domiciled in the capital of the State of São Paulo, with business address at Av. Eng. Luiz Carlos Berrini, nº 1376, Cidade Monções, CEP 04571-936, to compose the Quality and Sustainability Committee, replacing Mrs. Ana Theresa Masetti Borsari. Thus, the previously stated Committee is composed of the following members: Antonio Carlos Valente da Silva, as Chairman of the Committee; Sonia Julia Sulzbeck Villalobos and Claudia Maria Costin, as members of the Committee. It is recorded the abstention of Ms. Claudia Maria Costin in relation to this resolution.

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 372nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2020.

4.2.3. Strategy Committee: it was proposed the election of the Director Ms. Ana Theresa Masetti Borsari, Brazilian, married, lawyer, holder of identity card nº 11.811.349-5 issued by SSP/SP, registered with the CPF/MF under the nº 144.876.518-83, resident and domiciled in the capital of the State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936, to compose the Strategy Committee, position that was temporarily vacant. Thus, the previously stated Committee is composed of the following members: Julio Esteban Linares Lopez, as Chairman of the Committee; Eduardo Navarro de Carvalho and Ana Theresa Masetti Borsari, as members of the Committee. It is recorded the abstention of Ms. Ana Theresa Masetti Borsari in relation to this resolution.

It is recorded that the Nominations, Compensation and Corporate Governance Committee did not change its members, with current members remaining, namely: Francisco Javier de Paz Mancho, as Chairman of the Committee; Eduardo Navarro de Carvalho; and Luiz Fernando Furlan, as members of the Committee.

The members of the Committees now elected will occupy their respective positions, in addition to the current term of office, which will end together with the end of the term of office of the member of the Company's Board of Directors.

The members of the Board of Directors approved the changes in the composition of the Control and Audit Committee, Quality and Sustainability Committee and Strategy Committee, as proposed.

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 372nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 15, 2020.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up. São Paulo, April 15, 2020. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 372nd meeting of the Board of Directors of Telefônica Brasil S.A., held on April 15th, 2020, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 15, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director